Exhibit 99.1

17 Education & Technology Group Inc. Announces Second Quarter

2023 Unaudited Financial Results

BEIJING, China, August 29, 2023— (GLOBE NEWSWIRE) — 17 Education & Technology Group Inc. (NASDAQ: YQ) (“17EdTech” or the “Company”), a leading education technology company in China, today announced its unaudited financial results for the second quarter of 2023.

Second Quarter 2023 Highlights1

•
Net revenues were RMB69.2 million (US$9.5 million), compared with net revenues of RMB133.5 million in the second quarter of 2022.
•
Gross margin was 48.3%, compared with 52.2% in the second quarter of 2022.
•
Net loss was RMB47.9 million (US$6.6 million), compared with net loss of RMB26.4 million in the second quarter of 2022.
•
Net loss as a percentage of net revenues was negative 69.2% in the second quarter of 2023, compared with negative 19.8% in the second quarter of 2022.
•
Adjusted net loss2 (non-GAAP), which excluded share-based compensation expenses of RMB19.4 million (US$2.7 million), was RMB28.6 million (US$3.9 million), compared with adjusted net income (non-GAAP) of RMB3.6 million in the second quarter of 2022.
•
Adjusted net loss (non-GAAP) as a percentage of net revenues was negative 41.2% in the second quarter of 2022, compared with 2.7% of adjusted net income as a percentage of net revenues in the second quarter of 2022.

First Half 2023 Highlights

•
Net revenues were RMB78.5 million (US$10.8 million), compared with net revenues of RMB366.9 million in the first half of 2022.
•
Gross margin was 45.5%, compared with 57.6% in the first half of 2022.
•
Net loss was RMB140.5 million (US$19.4 million), compared with net loss of RMB51.2 million in the first half of 2022.
•
Net loss as a percentage of net revenues was negative 178.9% in the first half of 2023, compared with negative 14.0% in the first half of 2022.
•
Adjusted net loss (non-GAAP), which excluded share-based compensation expenses of RMB47.9 million (US$6.6 million), was RMB92.6 million (US$12.8 million), compared with adjusted net income (non-GAAP) of RMB13.5 million in the first half of 2022.
•
Adjusted net loss (non-GAAP) as a percentage of net revenues was negative 117.9% in the first half of 2023, compared with 3.7% of adjusted net income as a percentage of net revenues in the first half of 2022.

1	For a reconciliation of non-GAAP numbers, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” at the end of this press release.
2	Adjusted net loss represents net loss excluding share-based compensation expenses.

Mr. Andy Liu, Founder, Chairman and Chief Executive Officer of 17EdTech commented, “We are delighted to see the steady progress in the delivery of our key Teaching and Learning projects and corresponding revenue recognition over the past quarter. We have also been growing our distribution network and building new models to facilitate further business expansion with the number of contracted projects continuing to increase.”

“Our offerings were enlisted in the National Directory of Intelligent Educational Products and Service Providers over the past quarter. It demonstrates industry recognition of our deep-rooted dedication to offering specialized services in educational digitalization and our market-leading technology and solutions. Continuous product development and evolution aimed at further enhancing user experience by applying the latest artificial intelligence technology will be our continued focus.”

Mr. Michael Du, Director and Chief Financial Officer of 17EdTech commented, "In the second quarter of 2023, the Company proactively responded to challenges and seized new opportunities to turn newly won projects into operational progress and financial results, further illustrating our product leadership through delivering flagship projects. The consistent progress made by our new businesses is clearly reflected in our financial performance.”

“With revenue rapidly rebounding over the past quarter, our gross margin is recovering to a normalized level and our net loss and adjusted net loss has also narrowed significantly. The Company is continuously implementing measures to control costs and enhance operational efficiency."

Second Quarter 2023 Unaudited Financial Results

Net Revenues

Net revenues for the second quarter of 2023 were RMB69.2 million (US$9.5 million), representing a year-over-year decrease of 48.1% from RMB133.5 million in the second quarter of 2022, and a 6.5-fold increase compared with RMB9.27 million in the first quarter of 2023. This was mainly due to the reduction in net revenues from other educational services as we focus our resources on our core teaching and learning SaaS business.

Cost of Revenues

Cost of revenues for the second quarter of 2023 was RMB35.8 million (US$4.9 million), representing a year-over-year decrease of 43.9% from RMB63.8 million in the second quarter of 2022, which was largely in line with the decrease in net revenues.

Gross Profit and Gross Margin

Gross profit for the second quarter of 2023 was RMB33.5 million (US$4.6 million), representing a year-over-year decrease of 52.0% from RMB69.7 million in the second quarter of 2022.

Gross margin for the second quarter of 2023 was 48.3%, compared with 52.2% in the second quarter of 2022.

Total Operating Expenses

The following table sets forth a breakdown of operating expenses by amounts and percentages of revenue during the periods indicated (in thousands, except for percentages):

	For the three months ended June 30,
	2022		2023			Year-
	RMB	%	RMB	USD	%	over-year
Sales and marketing expenses	11,650	8.7%	21,581	2,976	31.2%	85.2%
Research and development expenses	35,709	26.7%	36,796	5,074	53.1%	3.0%
General and administrative expenses	56,441	42.3%	32,904	4,538	47.5%	-41.7%
Total operating expenses	103,800	77.7%	91,281	12,588	131.8%	-12.1%

Total operating expenses for the second quarter of 2023 were RMB91.3 million (US$12.6 million), including RMB19.4 million (US$2.7 million) of share-based compensation expenses, representing a year-over-year decrease of 12.1% from RMB103.8 million in the second quarter of 2022.

Sales and marketing expenses for the second quarter of 2023 were RMB21.6 million (US$3.0 million), including RMB4.9 million (US$0.7 million) of share-based compensation expenses, representing a year-over-year increase of 85.2% from RMB11.7 million in the second quarter of 2022. The sales and marketing expenses in the second quarter of 2022 included the impacts of a one-off reversal of expenses related to the ceased online K-12 tutoring services, which led to a lower base. Excluding this impact, the Company’s sales and marketing expenses have remained relatively stable and comparable to the amount in the first quarter of 2023.

Research and development expenses for the second quarter of 2023 were RMB36.8 million (US$5.1 million), including RMB6.9 million (US$0.9 million) of share-based compensation expenses, representing a year-over-year increase of 3.0% from RMB35.7 million in the second quarter of 2022.

General and administrative expenses for the second quarter of 2023 were RMB32.9 million (US$4.5 million), including RMB7.6 million (US$1.1 million) of share-based compensation expenses, representing a year-over-year decrease of 41.7% from RMB56.4 million in the second quarter of 2022. The decrease was primarily due to staff optimization in line with business adjustment.

Loss from Operations

Loss from operations for the second quarter of 2023 was RMB57.8 million (US$8.0 million), compared with RMB34.1 million in the second quarter of 2022. Loss from operations as a percentage of net revenues for the second quarter of 2023 was negative 83.5%, compared with negative 25.5% in the second quarter of 2022.

Net Loss

Net loss for the second quarter of 2023 was RMB47.9 million (US$6.6 million), compared with net loss of RMB26.4 million in the second quarter of 2022. Net loss as a percentage of net revenues was negative 69.2% in the second quarter of 2023, compared with negative 19.8% in the second quarter of 2022.

Adjusted Net Loss (non-GAAP)

Adjusted net loss (non-GAAP) for the second quarter of 2023 was RMB28.6 million (US$3.9 million), compared with adjusted net income (non-GAAP) of RMB3.6 million in the second quarter of 2022. Adjusted net loss (non-GAAP) as a percentage of net revenues was negative 41.2% in the second quarter of 2023, compared with 2.7% of adjusted net income as a percentage of net revenues in the second quarter of 2022.

Please refer to the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” at the end of this press release for a reconciliation of net loss under U.S. GAAP to adjusted net income (loss) (non-GAAP).

Cash and Cash Equivalents, Restricted Cash, Short-term Investments, and Term Deposit

Cash and cash equivalents, restricted cash, short-term investments and term deposit were RMB585.7 million (US$80.8 million) as of June 30, 2023, compared with RMB639.5 million as of March 31, 2023.

Conference Call Information

The Company will hold a conference call on Monday, August 28 2023 at 9:00 p.m. U.S. Eastern Time (Tuesday, August 29, 2023 at 9:00 a.m. Beijing time) to discuss the financial results for the second quarter of 2023.

Please note that all participants will need to preregister for the conference call participation by navigating to https://register.vevent.com/register/BI99159278b686419fbad714269178fdd2.

Upon registration, you will receive an email containing participant dial-in numbers, and PIN number. To join the conference call, please dial the number you receive, enter the PIN number, and you will be joined to the conference call instantly.

Additionally, a live and archived webcast of this conference call will be available at https://ir.17zuoye.com/.

Non-GAAP Financial Measures

17EdTech’s management uses adjusted net income (loss) as a non-GAAP financial measure to gain an understanding of 17EdTech’s comparative operating performance and future prospects.

Adjusted net income (loss) represents net loss excluding share-based compensation expenses and such adjustment has no impact on income tax.

Adjusted net income (loss) is used by 17EdTech’s management in their financial and operating decision-making as a non-GAAP financial measure, because management believes it reflects 17EdTech’s ongoing business and operating performance in a manner that allows meaningful period-to-period comparisons. 17EdTech’s management believes that such non-GAAP measure provides useful information to investors and others in understanding and evaluating 17EdTech’s operating performance in the same manner as management does, if they so choose. Specifically, 17EdTech believes the non-GAAP measure provides useful information to both management and investors by excluding certain charges that the Company believes are not indicative of its core operating results.

The non-GAAP financial measure has limitations. It does not include all items of income and expense that affect 17EdTech’s income from operations. Specifically, the non-GAAP financial measure is not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measure that excludes certain items under GAAP, does not reflect any benefit that such items may confer to 17EdTech. Management compensates for these limitations by also considering 17EdTech’s financial results as determined in accordance with GAAP. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP.

Exchange Rate Information

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars (“USD” or “US$”) using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, change in shareholders’ deficit and cash flows from RMB into USD as of and for the three months and the six months ended June 30, 2023 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.2513 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 30, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2023, or at any other rate.

About 17 Education & Technology Group Inc.

17 Education & Technology Group Inc. is a leading education technology company in China, offering smart in-school classroom solution that delivers data-driven teaching, learning and assessment products to teachers, students and parents. Leveraging its extensive knowledge and expertise obtained from in-school business over the past decade, the Company provides teaching and learning SaaS offerings to facilitate the digital transformation and upgrade at Chinese schools, with a focus on improving the efficiency and effectiveness of core teaching and learning scenarios such as homework assignments and in-class teaching. The product utilizes the Company’s technology and data insights to provide personalized and targeted learning and exercise content that is aimed at improving students’ learning efficiency.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about 17EdTech’s beliefs and expectations, are forward-looking statements. 17EdTech may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 17EdTech’s growth strategies; its future business development, financial condition and results of operations; its ability to continue to attract and retain users; its ability to carry out its business and organization transformation, its ability to implement and grow its new business initiatives; the trends in, and size of, China’s online education market; competition in and relevant government policies and regulations relating to China's online education market; its expectations regarding demand for, and market acceptance of, its products and services; its expectations regarding its relationships with business partners; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 17EdTech’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 17EdTech does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

17 Education & Technology Group Inc.

Ms Lara Zhao

Investor Relations Manager

E-mail: ir@17zuoye.com

17 EDUCATION & TECHNOLOGY GROUP INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of RMB and USD, except for share and per ADS data, or otherwise noted)
	As of December 31,	As of June 30,
	2022	2023	2023
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	707,895	259,933	35,846
Restricted cash	10,231	33,904	4,676
Short-term investments	19,531	7,373	1,017
Term deposit	—	284,441	39,226
Accounts receivable	34,824	58,286	8,038
Amount due from a related party	—	218	30
Prepaid expenses and other current assets	140,894	142,837	19,698
Total current assets	913,375	786,992	108,531
Non-current assets
Property and equipment, net	32,295	24,674	3,403
Right-of-use assets	30,052	20,781	2,866
Long-term investment	—	5,003	690
Other non-current assets	4,802	4,363	602
TOTAL ASSETS	980,524	841,813	116,092
LIABILITIES
Current liabilities
Accrued expenses and other current liabilities	153,023	133,647	18,431
Deferred revenue and customer advances, current	42,385	40,503	5,586
Operating lease liabilities, current	18,719	10,692	1,474
Total current liabilities	214,127	184,842	25,491

	As of December 31,	As of June 30,
	2022	2023	2023
	RMB	RMB	USD
Non-current liabilities
Operating lease liabilities, non-current	7,534	4,863	671
TOTAL LIABILITIES	221,661	189,705	26,162
SHAREHOLDERS' EQUITY
Class A ordinary shares	300	302	42
Class B ordinary shares	38	38	5
Treasury stock	(21)	(60)	(8)
Additional paid-in capital	10,954,822	10,965,149	1,512,163
Accumulated other comprehensive income	62,689	86,107	11,875
Accumulated deficit	(10,258,965)	(10,399,428)	(1,434,147)
TOTAL SHAREHOLDERS' EQUITY	758,863	652,108	89,930
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	980,524	841,813	116,092

17 EDUCATION & TECHNOLOGY GROUP INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of RMB and USD, except for share and per ADS data, or otherwise noted)
	For the three months ended June 30,
	2022	2023	2023
	RMB	RMB	USD
Net revenues	133,492	69,246	9,549
Cost of revenues	(63,773)	(35,766)	(4,932)
Gross profit	69,719	33,480	4,617
Operating expenses (Note 1)
Sales and marketing expenses	(11,650)	(21,581)	(2,976)
Research and development expenses	(35,709)	(36,796)	(5,074)
General and administrative expenses	(56,441)	(32,904)	(4,538)
Total operating expenses	(103,800)	(91,281)	(12,588)
Loss from operations	(34,081)	(57,801)	(7,971)
Interest income	1,581	8,069	1,113
Foreign currency exchange (loss) gain	(18)	148	20
Other income, net	6,087	1,639	226
Loss before provision for income tax and income from equity method investments	(26,431)	(47,945)	(6,612)
Income tax expenses	—	—	—
Income from equity method investments	—	19	3
Net loss	(26,431)	(47,926)	(6,609)
Net loss available to ordinary shareholders of 17	(26,431)	(47,926)	(6,609)
Education & Technology Group Inc.
Net loss per ordinary share
Basic and diluted	(0.05)	(0.10)	(0.01)
Net loss per ADS (Note 2)
Basic and diluted	(0.50)	(1.00)	(0.10)
Weighted average shares used in calculating net loss per ordinary share
Basic and diluted	509,153,443	478,317,045	478,317,045

Note 1: Share-based compensation expenses were included in the operating expenses as follows:

	For the three months ended June 30,
	2022	2023	2023
	RMB	RMB	USD
Share-based compensation expenses:
Sales and marketing expenses	3,368	4,890	674
Research and development expenses	7,175	6,870	947
General and administrative expenses	19,516	7,614	1,050
Total	30,059	19,374	2,671

Note 2: Each one ADS represents ten Class A ordinary shares. Effective on November 17, 2021, the Company changed the ratio of its ADS to its Class A ordinary shares from two ADSs representing five Class A ordinary shares to one ADS representing ten Class A ordinary shares. All earnings per ADS figures in this report give effect to the foregoing ADS to share ratio change.

17 EDUCATION & TECHNOLOGY GROUP INC.
Reconciliations of non-GAAP measures to the most comparable GAAP measures
(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended June 30,
	2022	2023	2023
	RMB	RMB	USD
Net Loss	(26,431)	(47,926)	(6,609)
Share-based compensation	30,059	19,374	2,671
Income tax effect	—	—	—
Adjusted net income (loss)	3,628	(28,552)	(3,938)

17 EDUCATION & TECHNOLOGY GROUP INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of RMB and USD, except for share and per ADS data, or otherwise noted)
	For the six months ended June 30,
	2022	2023	2023
	RMB	RMB	USD
Net revenues	366,938	78,519	10,828
Cost of revenues	(155,558)	(42,776)	(5,899)
Gross profit	211,380	35,743	4,929
Operating expenses (Note 1)
Sales and marketing expenses	(33,647)	(43,409)	(5,986)
Research and development expenses	(133,185)	(81,069)	(11,180)
General and administrative expenses	(107,742)	(73,086)	(10,079)
Total operating expenses	(274,574)	(197,564)	(27,245)
Loss from operations	(63,194)	(161,821)	(22,316)
Interest income	3,646	15,843	2,185
Foreign currency exchange gain	185	161	22
Other income, net	8,166	5,351	738
Loss before provision for income tax and income from equity method investments	(51,197)	(140,466)	(19,371)
Income tax expenses	—	—	—
Income from equity method investments	—	3	—
Net loss	(51,197)	(140,463)	(19,371)
Net loss available to ordinary shareholders of 17	(51,197)	(140,463)	(19,371)
Education & Technology Group Inc.
Net loss per ordinary share
Basic and diluted	(0.10)	(0.29)	(0.04)
Net loss per ADS (Note 2)
Basic and diluted	(1.00)	(2.90)	(0.40)
Weighted average shares used in calculating net loss per ordinary share
Basic and diluted	508,882,655	482,415,249	482,415,249

Note 1: Share-based compensation expenses were included in the operating expenses as follows:

	For the six months ended June 30,
	2022	2023	2023
	RMB	RMB	USD
Share-based compensation expenses:
Sales and marketing expenses	7,348	9,957	1,373
Research and development expenses	14,360	13,834	1,908
General and administrative expenses	42,996	24,078	3,321
Total	64,704	47,869	6,602

Note 2: Each one ADS represents ten Class A ordinary shares. Effective on November 17, 2021, the Company changed the ratio of its ADS to its Class A ordinary shares from two ADSs representing five Class A ordinary shares to one ADS representing ten Class A ordinary shares. All earnings per ADS figures in this report give effect to the foregoing ADS to share ratio change.

17 EDUCATION & TECHNOLOGY GROUP INC.
Reconciliations of non-GAAP measures to the most comparable GAAP measures
(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the six months ended June 30,
	2022	2023	2023
	RMB	RMB	USD
Net Loss	(51,197)	(140,463)	(19,371)
Share-based compensation	64,704	47,869	6,602
Income tax effect	—	—	—
Adjusted net income (loss)	13,507	(92,594)	(12,769)